

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 5, 2009

<u>**Via: US Mail and Fax**</u>

Ms. Evelyn Meadows
Chief Financial Officer
Fashion Net, Inc.
11088 Arcadia Sunrise Drive
Henderson, Nevada 89052

> **Re: Fashion Net Inc.**
> **Item 4.01 of Form 8-K**
> **Filed on August 5, 2009**
> **File No. 333-153826**

Dear Ms. Meadows:

We have completed our review of the above filing and do not, at this time, have any further comments.

Sincerely,

Terry French
Accountant Branch Chief